UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART

Name of      Energy or     Date of       State of      Percentage  Nature of
reporting    gas-related   organization  organization  of voting   business
company      company                                   securities
                                                       held
Unitil Corporation

   Unitil
   Resources,
   Inc.         Energy       5/26/93         NH           100%     Energy
                                                                   Marketing &
                                                                   Consulting



Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

Legal Testimony. In the second quarter of 1999, Unitil Resources, Inc. (Unitil Resources) entered into a contract with a law firm to provide expert testimony in an arbitration dispute regarding the sale of purchased power. Charges of $75,207 were assessed on this contract in the third quarter of 1999.

Human Resources. In the third quarter of 1999, Unitil Resources provided consulting services to a company relating to human resource policies and practices. Revenues from this consulting activity were $1,275 in the third quarter of 1999.

Energy Procurement. In the third quarter of 1999, Unitil Resources provided consulting services regarding the cost of energy procurement. Revenues from this consulting activity were $2,200 in the third quarter of 1999.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources, Inc., became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. In 1998, the State of New Hampshire extended this program beyond the original 24 month period. Unitil Resources will be discontinuing this program effective December 31, 1999. Revenues generated from this activity during the third quarter of 1999 were $155,512.

Electricity and Natural Gas Brokerage. On March 25, 1999 Unitil Corporation acquired a minority interest in Enermetrix.com (formerly known as North American Power Brokers, Inc.), a privately held company providing Internet technology solutions to the energy industry. The Federal Communications Commission has determined that Enermetrix.com is an exempt telecommunications company, as that term is defined in PUHCA Section 34(a)(1), as amended.

Unitil Corporation, through Unitil Resources, has licensed and deployed Enermetrix.com's innovative Internet-based technology for brokering electricity and natural gas energy transactions between retail consumers and energy suppliers. Unitil Resources offers the retail energy electronic commerce system developed and owned by Enermetrix.com to medium and large commercial and industrial customers, co-branded under the name "Usource", powered by Enermetrix.com's World Wide Retail Energy Exchange. Usource has expanded service to New York, Massachusetts, Maine and New Hampshire. Revenues generated from this activity during the third quarter of 1999 were $13,727.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate           Reporting
company             company          Type                    Net
advancing           receiving        of                      Change
funds               funds            transaction             in contributions

Unitil              Unitil           Capital contribution    None
Corporation         Resources
                    Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate   Reporting
company     company     Types of   Direct    Indirect             Total
rendering   receiving   services   costs     costs      Cost of   amount
services    services    rendered   charged   charged    capital   billed

Unitil      Unitil      Energy     $105,566  $66,505      $0      $172,071
Service     Resources   Marketing
Corp.       Inc.        and
                        Consulting

	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the third quarter of 1999 included regulatory, finance, accounting, marketing, energy management and administrative services.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:
   Total consolidated capitalization
   as of September 30, 1999                           $164,949
   Total capitalization multiplied by 15%               24,742

   Greater of $50 million or line 2                               $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                            590

         Total current aggregate investment                    590

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                    $49,410



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS


                          Other               Other            Reason for
Major line of             investment in       investment in    difference in
energy-related            last U-9C-3         this U-9C-3      other
business                  report              report           investment

Energy Marketing           $10,000 *               $0              n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2


Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                                           September 30
ASSETS:                                        1999

Service Company Property:
   Intangible Assets                        $583,090
   Equipment                                  95,751
   Total Service Company Property            678,841
   Less: Accumulated Depreciation and
              Amortization                   (61,390)
   Net Service Company Property              617,451

Current Assets:
   Cash                                       85,420
   Accounts Receivable                       154,538
   Prepayments                                 2,209
   Unbilled and Accrued Revenue               93,930
      Total Current Assets                   336,097

Total Assets                                $953,548

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Notes Payable                            $699,271
   Accounts Payable                          242,402
   Taxes Accrued and Other                   (90,273)
      Total Current Liabilities              851,400

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares                100
   Premium on Common Stock                     9,900
   Miscellaneous Paid in Capital             590,000
   Retained Earnings                        (497,852)
      Total Stockholder's Equity             102,148

Total Liabilities and Equity                $953,548



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

                                  Three Months Ended    Nine Months Ended
                                     September 30,        September 30,
                                         1999                  1999

Revenues:
  Electric Revenues                    $155,512             $583,089
  Service Revenues                       92,409              122,055
      Total Revenues                    247,921              705,144

Operating Expenses:
   Purchased Power                      228,891              575,485
   Depreciation and Amortization         36,947               65,114
   Administrative and General           278,429              502,689
   Provision for Income Taxes          (111,468)            (167,383)
      Total Operating Expenses          432,799              975,905

 Operating (Loss) Income               (184,878)            (270,761)

 Nonoperating Income                        480                3,186

Income (Loss) Before Interest Expense  (184,398)            (267,575)

   Interest Expense, net                  9,403               12,675

Net (Loss) Income                     $(193,801)           $(280,250)



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Unitil Corporation


                                           By:    /s/  Mark H. Collin
                                                       Mark H. Collin
                                                       Treasurer

Dated:  November 8, 1999







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   Unitil Corporation


                                                    By:
                                                       Mark H. Collin
                                                       Treasurer

Dated:  November 8, 1999